THE HALLWOOD GROUP INCORPORATED AND SUBSIDIARIES

EXHIBIT 21

ACTIVE SUBSIDIARIES OF THE REGISTRANT
AS OF FEBRUARY 28, 2005

Name	State or Country
Brookwood Companies Incorporated	Delaware
HWG, LLC	Delaware
HWG Holding One, Inc.	Delaware
HWG Holding Two, Inc.	Delaware
Hallwood Petroleum, LLC	Delaware
Hallwood Investment Company	Grand Cayman Island
Hallwood Realty, LLC	Delaware